UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                               )
Application for Western Resources, Inc. on     )     CERTIFICATE PURSUANT TO
Form U-1 (File No. 70-9867)                    )     RULE 24 UNDER THE
                                               )     PUBLIC  UTILITY HOLDING
                                               )     COMPANY ACT OF 1935, AS
                                               )     AMENDED
--------------------------------------------------------------------------------


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Western Resources, Inc. certifies that its retention of its security holdings of Westar Generating, Inc. after completion of construction of and initiation of commercial operation at a 2X1 F class combined cycle generation facility at The Empire District Electric Company State Line station near Joplin, Missouri, as proposed in the Application to the Commission on Form U- 1 in File Number 70-9867, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27411, dated May 30, 2001, has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and of the Commission's order with respect thereto.


                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                           WESTERN RESOURCES, INC.



                                           By:      /s/ Richard D. Terrill
                                           Name:  Richard D. Terrill
                                           Title:   Executive Vice President and
                                                    General Counsel


June 29, 2001